UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Removal of Chief Executive Officer

On April 12, 2026, during a special meeting of the Board of Directors (the “Board Meeting”) of rYojbaba Co., Ltd. (the “Company”), the Board removed Takayuki Nakano from his position as Chief Executive Officer of the Company, with immediate effect. Mr. Nakano will remain a director of the Company.

Appointment of Chief Executive Officer and Representative Director

On April 12, 2026, during the Board Meeting, and following the removal of Mr. Nakano as Chief Executive Officer, the Board of Directors appointed Ryoji Baba as Chief Executive Officer and Representative Director of the Company. Mr. Baba is and was a current director of the Company.

Mr. Baba was previously the Representative Director, Chief Executive Officer, and Interim Chief Financial Officer of the Company prior to his resignation of such positions on March 27, 2026. From the date of his March 27, 2026 resignation through his new appointment, Mr. Baba has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K. There are no family relationships between Mr. Baba and/or any director or executive officer of the Company, and to the best knowledge of the Company, he was not selected by the Board to serve as an executive officer pursuant to any arrangement or understanding with any person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: April 13, 2026